UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ANORMED, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

035910108
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10021 (212) 521-2418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 035910108	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 035910108	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,436,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 6 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended. Except as amended and supplemented hereby, that statement remains in full force and effect.

Item 4.  Purpose of Transaction.

The Reporting Persons have made changes in the slate of directors they are nominating for the shareholders’ meeting, as indicated in the press release attached hereto as Exhibit 2.

Item 7.  Material To Be Filed as Exhibits.

Exhibit 1 Agreement regarding the joint filing of this statement.

Exhibit 2 Press release issued March 17, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Julian C. Baker
Julian C. Baker

March 20, 2006	By:	/s/ Felix J. Baker
Felix J. Baker

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, no par value, of Anormed Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

	By:	/s/ Julian C. Baker
Julian C. Baker

March 20, 2006	By:	/s/ Felix J. Baker
Felix J. Baker

EXHIBIT 2
AnorMED Special Committee Breaks Off Negotiations
To Create Value-Maximizing Board

Concerned Shareholders To Proceed With Replacement of Current Board

NEW YORK, March 17, 2006 -- Baker Bros. Advisors, LLC, representing the largest shareholder group of AnorMED Inc., today announced it has been advised that the Company’s Board of Directors has rejected Baker Brothers’ compromise proposal to reconstitute AnorMED's Board on a consensual basis.
While Baker Brothers was committed to finding an amicable solution that would create a Board that could maximize value for all AnorMED shareholders, the Special Committee of the Board has prevented reaching an agreement that would have seen a fundamental and positive change to the Board.

“The actions of the Special Committee and management strongly reinforce the urgent need for shareholders to act in their own best interests by removing the current Board and electing directors nominated by the concerned shareholders of AnorMED,” said Dr. Felix Baker, Managing Member of Baker Bros. Advisors. “The record of the current Board consistently demonstrates that it is unable or unwilling to take the steps needed to guide the Company appropriately as it evolves.”

In the past two weeks, Baker Brothers proposed a compromise of a new 10-member, mutually agreeable Board drawn equally from members proposed by the Company and Baker Brothers. The majority of new directors would have been independent of management. That Board would have named a new chairman. The current Board and Baker Brothers had agreed on the names of the proposed independent slate.

After initially declining this proposal, the Special Committee and management indicated that they were willing to accept it, but only if it were contrived in such a way as to trigger the existing change of control agreements held by eight members of AnorMED management. This would have resulted in a payment to these members of management of a special cash bonus equal to a full year’s salary plus 50% of their target bonus, a total of $2,759,000, within six months. In addition, these agreements contained severance provisions for the payment of salary plus 50% of their target bonus for two years (or three years in the case of the Chief Executive Officer) upon a dismissal, other than for cause as defined in the agreements, or constructive termination after the alleged change of control. In total, these payments could be more than $6 million and would act as a disincentive for management continuity at the Company.

“There is no reason why a consensual change in the Board needs to trigger change of control provisions. It is simply not a change of control under the letter or spirit of the existing provisions of the management contracts. The agreements are expressly drafted so that the change of control payments are not triggered in the case of a Board change agreed by 80% or more of the current Board. Although we informed the Special Committee that we did not intend to terminate any members of the management team, we recognized that management could have concerns about a new independent Board. We advised the Special Committee that these could be addressed without artificially creating a change of control,” Dr. Baker said.

In the belief that the Special Committee was acting in good faith, Baker Brothers made a number of proposals based on severance agreements at comparable Canadian companies. These included a solution that would provide senior management with at least 12 months of severance payments (24 months for the CEO) equal to their full salary plus 50% of a bonus target in the case of a termination other than for cause. In addition, the solution offered to double bonus payments for achievement of fiscal 2007 goals.

Baker Brothers also offered to extend the existing change of control agreements, which expire in July 2006, until September 2007. Baker Brothers also conceded a delay in the date of the requisitioned Shareholders Meeting for a week to allow negotiations to be completed.

Despite these numerous concessions, the Special Committee has rejected the settlement and decided to proceed to the Shareholders Meeting.

“Adopting a position that would artificially require a large and unwarranted payment to management is clearly a breach of the Board’s fiduciary duty to shareholders,” Dr. Baker said. “These actions clearly indicate that this Board is simply incapable of acting independently of management, has not been negotiating in good faith, and is not acting in the interests of all shareholders. This Board urgently needs to be replaced.”

Baker Brothers is proposing a slate of eight directors who are independent of AnorMED to direct the Company to maximize shareholder value. This group has the talent and experience to achieve a better outcome for shareholders than the current Board or the slate proposed by management. The directors to be nominated by Baker Brothers are:

•
Felix J. Baker, Ph.D. Managing Partner of Baker Brothers Investments of New York and Managing Member of Baker Bros. Advisors, LLC, the investment advisor and manager of the investment funds. Dr. Baker has been a Director of AnorMED since April 2004;

•	Joseph P. Dougherty, Ph.D., Managing Director of New York-based investment bank Seaview Securities LLC;

•	Henry J. Fuchs, M.D., Executive Vice President and Chief Medical Officer, Onyx Pharmaceuticals;

•	Kenneth Galbraith, President, Gigha Consulting, a technology consulting and investment management company based in British Columbia;

•	Jacques R. Lapointe, Chairman of Canadian biotechnology company ConjuChem Inc.;

•	I. Berl Nadler, a Partner in the law firm of Davies Ward Phillips & Vineberg LLP;

•	Kelvin Neu, M.D., an Associate at Baker Bros. Advisors, LLC; and

•	Klaus Veitinger, M.D., Ph.D., Member of the Executive Board, of Schwarz Pharma AG of Germany and CEO of Schwarz Pharma’s US and Asia business.

“The current situation at AnorMED is untenable. It is clear that the current Board is willing to sacrifice the interests of shareholders. It is incapable of acting independently of management. There is no evidence that this pattern will change under the new slate composed of a majority of these same individuals,” Dr. Baker said. “We urge our fellow shareholders to carefully consider the issues and our plan to maximize shareholder value which will be detailed in a proxy circular shortly.”

About Baker Brothers

Baker Bros. Advisors, LLC is the manager and advisor to the funds of Baker Brothers Investments which are a group of long-term investment funds that focus on publicly traded life sciences companies. It manages over US$1 billion in assets for major university endowments, foundations and families. It began acquiring shares of AnorMED in 2003 and the funds it advises own 22.8% of the outstanding AnorMED shares as of February 28, 2006.

Media Contact:	Shareholder Contact:

John Lute	Wes Hall
Lute & Company	Kingsdale Shareholder Services Inc.
416 929 5883	416-867-2342